Contact

www.linkedin.com/in/gallancy
(LinkedIn)

Certifications

CFA Charterholder

Daniel H. Gallancy

Chief Executive Officer at Atakama
New York, New York, United States

Summary

As the CEO and co-founder of Atakama, I lead our dedicated team on a mission to enhance security measures for small and medium-sized businesses. We cultivate partnerships with the managed service provider (MSP) community, where together, we create robust security frameworks that serve as the foundation of their defenses.

Our flagship offering, the Atakama Browser Security Platform, stands at the forefront of the contemporary MSP security arsenal. It equips MSPs with a suite of indispensable tools designed to navigate the ever-evolving threat landscape. This platform not only enhances the resilience of MSPs against emerging cyber threats but also provides profound insights into browser and SaaS application interactions, thereby enabling them to offer unparalleled protective measures to their clients.

We're a VC-backed company located in New York City.

Experience

Atakama
Chief Executive Officer
2018 - Present (7 years)
Greater New York City Area

Atakama develops web browser security software offered by managed service providers.

SolidX Management LLC
Chief Executive Officer
2014 - 2019 (5 years)
Greater New York City Area

Bitcoin meets traditional financial services

BeaconLight Capital
Investment Professional

2009 - March 2013 (4 years)

New York

Global equities: semiconductors, semiconductor capital equipment, IT hardware, software, telecommunications, industrials

Alson Capital

Investment Professional

2006 - 2009 (3 years)

New York

US equities: tech, industrials, energy

EisnerAmper

Associate

2003 - 2004 (1 year)

New York, United States

Infosec, tech efficiency

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Education

University of Pennsylvania

BA, BSE, Physics, Electrical Engineering · (1997 - 2001)

Columbia Business School

MBA · (2004 - 2006)

Stuyvesant High School

 · (1993 - 1997)